PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.
                         PARDUS CAPITAL MANAGEMENT L.P.
                          PARDUS CAPITAL MANAGEMENT LLC
                                   KARIM SAMII
           1001 AVENUE OF THE AMERICAS, SUITE 1100, NEW YORK, NY 10018


                                                October 24, 2005

VIA EDGAR

Mr. Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549

     RE:   BALLY TOTAL FITNESS HOLDING CORPORATION
           DFAN 14A FILED OCTOBER 17, 2005 BY PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P., PARDUS CAPITAL MANAGEMENT L.P., PARDUS CAPITAL MANAGEMENT LLC AND KARIM SAMII ("PARDUS")
           FILE NO. 1-13997

Dear Mr. Pressman:

           The following are the responses of Pardus European Special Opportunities Master Fund L.P., Pardus Capital Management L.P., Pardus Capital Management LLC and Karim Samii (collectively, the "PARTICIPANTS") to comments received from the Staff (the "STAFF") of the Securities Exchange Commission (the "COMMISSION") in a letter from you, dated October 21, 2005 (the "COMMENT LETTER"), with respect to the Participants' Schedule 14A filed on October 17, 2005 relating to Bally Total Fitness Holding Corporation, a Delaware corporation (the "COMPANY"). The discussion below is presented in the order of the numbered comments in the Comment Letter.

1. Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests." Pardus has inappropriately interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A. Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. See Rule 14a-12(a)(l)(i). Please be advised that Pardus must also provide the participant information for each of your proposed nominees and add any such nominees to cover page of Schedule 14A as filing persons.

Bally Total Fitness Holding Corporation
October 24, 2005
Page 2


           RESPONSE TO COMMENT 1

           We confirm that the next preliminary communication will be accompanied by a description of the participants' "direct or indirect interests" as required by Rule 14a-12(a)(l)(i) promulgated under the Securities Exchange Act of 1934, as amended. Since the participants have not yet notified the Company of the nomination of specified candidates to the Company's board of directors at the next annual meeting of stockholders, the Participants have taken the position that it is inappropriate at this time to list speculative nominees as filing persons on the cover page and throughout their Schedule 14A. We will add our proposed nominees as participants and filing persons on the cover page and throughout any future Schedule 14A filings promptly upon our formal notification to the Company of such nominees.

2. The filing makes references to a future proxy statement, "WHEN AND IF COMPLETED" and, in the process, implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, WWW.SEC.GOV. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Bally Total Fitness Holding Corporation security holders. RC: Comment added.

           RESPONSE TO COMMENT 2

           We confirm that the filing persons will refrain from using non-committal language and will affirmatively state their intention to file a definitive proxy statement in future communications.

3. As you are aware, Rule 14a-12(a)(l)(i) requires the identification of participants making the solicitation, and, with this filing, a solicitation has been undertaken. Advise us why the legend included in this communication refers to persons who are only viewed as "POTENTIAL PARTICIPANTS." Instruction 3 to Item 4 of Schedule 14A defines the term "participant", and does note permit the inclusion of qualifying language when identifying the participants or describing their interests. In any future filings that are made in connection with this solicitation, please confirm that the filing persons will not include language that could be interpreted as a disclaimer.

Bally Total Fitness Holding Corporation
October 24, 2005
Page 3


           RESPONSE TO COMMENT 3

           We confirm that in any future filings that are made in connection with this solicitation, the filing persons will not include language that could be interpreted as a disclaimer.

4. The legend refers to certain unspecified "REPORTING PERSONS," but that term does not appear to have been defined by the parties making the filing and is not a defined term in Regulation 14A. In any future communications, please refrain from making any such references unless the term is defined.

           RESPONSE TO COMMENT 4

           Our future communications will include proper references to defined terms.


ACKNOWLEDGEMENTS

           The Participants will make conforming changes to future Schedule 14A filings to reflect these comments.

           The Participants acknowledge that:

           (i) they are responsible for the adequacy and accuracy of the disclosure in the filing;

           (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

           If you have any questions concerning the above responses, please do not hesitate to contact Jeffrey D. Marell at (212) 373-3105.


                                        Sincerely,

                                        PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                        MASTER FUND L.P.

                                        By:  Pardus Capital Management LP,
                                             its Investment Manager

                                        By:  Pardus Capital Management LLC,
                                             its general partner


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member


                                        PARDUS CAPITAL MANAGEMENT L.P.

                                        By:  Pardus Capital Management LLC,
                                             its general partner


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member


                                        PARDUS CAPITAL MANAGEMENT LLC


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member



                                        /s/ Karim Samii
                                        ----------------------------
                                        Karim Samii